June 25, 2008

Mail Stop 4561

Mr. Boy van Riel
Vice President and Treasurer
Sonesta International Hotels Corporation
116 Huntington Avenue
Boston, MA 02116

Re: Sonesta International Hotels Corporation
       Form 10-K for the year ended December 31, 2007
       Form 10-Q for the quarter ended March 31, 2008
       File No. 0-09032

Dear Mr. van Riel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Warren J. Archer (*via facsimile*)